Sogecable

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05006542

February 21th, 2005

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated October 15th, 2004.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) Notice issued on October 26th, changes on the Board of Directors of the Company

(ii)

(iii) Notice issued on February 7th, 2005, Sogecable completed the restructuring process.

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) The Third quarter Report of 2004.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,



Iñigo Dago
General Secretary



Sogecable S.A. inscrita en el Registro Mercantil de Madrid. Tomo 9458 de Sociedades. Folio 122. Hoja nº 87787. Inscripción primera. C.I.F. A 79.114.815

Tres Cantos – Madrid, February 7, 2005

Sogecable completes its restructuring process

At December 31, 2004, Sogecable completed the restructuring process regarding those activities that commenced in the month of July 2003 following the integration of Vía Digital within Sogecable.

This process consisted of the cancellation and absorption of programming commitments, technical services and other operational costs, with the aim of eliminating any duplication as well as reorganising and streamlining the activities of Sogecable.

Sogecable has attained those targets, having invested a total amount of 341.9 million euros, compared with an initial estimate of 300 – 400 million euros fixed in February 2003. The final balance is also significantly inferior to the maximum amount of 500 million euros envisaged in the financing of Sogecable.

At February 3, 2005, those banks involved in the financing of Sogecable confirmed their acceptance of the completion of this process, thus resulting in its definitive conclusion and enabling, among other effects, the activation of the mechanisms for reducing the cost of the banking financing of Sogecable.

Madrid, October 26, 2004

COMMUNICATION OF IMPORTANT INFORMATION

The Board of Directors of Sogecable, its meeting held at today's date has agreed to accept the resignation, as a Director of the Company, of Mr. Jacques Espinasse, who will continue to sit on the Board of Directors of the Company as a representative, in his capacity as an individual for those effects under Article 143 of the Regulation of the Mercantile Registry, of the Director and also major shareholder VIVENDI UNIVERSAL, S.A.

Likewise, the Board of Directors has agreed, upon the proposal of the shareholder VIVENDI UNIVERSAL, S.A., and by use of the power recognised under Article 138 of the Limited Liability Companies Act, to appoint Mr. Vincent Vallejo, Director of the Company, in order to fill the vacancy that has arisen as a result of the resignation of Mr. Jacques Espinasse. Mr. Vallejo has additionally been appointed as a member of the Audit and Compliance Committee in substitution of VIVENDI UNIVERSAL S.A.

SECURITY REFERENCE

GENERAL

QUARTERLY ADVANCE OF RESULTS CORRESPONDING TO:

QUARTER 3 **YEAR** 2004

Registered Company Name:
SOGECABLE, S.A.

Registered Address:	**TAX I.D. Nª**
AVDA. DE LOS ARTESANOS, 6 - 28760 TRES CANTOS - MADRID	A/79114815

Persons assuming responsibility for this Information, the positions the occupy and identification of the powers they hold by virtue of which they represent the company::	**Firma:**
IÑIGO DAGO ELORZA - General Secretary. Powers of representation, according to the public deed dated 26/02/2001, registration nª 655. FERNANDO MARTÍNEZ ALBACETE- Financial Director. Powers of representation according to the public deed dated 30/10/2001, registration nr 3.475.	

A) QUARTTERLY ADVANCE OF RESULTS

Units: Millions of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current Financial Year	Previous Financial Year	Current Financial Year	Previous Financial Year
NET AMOUNT OF BUSINESS FIGURE (1)	0800	674.179	517.393	1.023.445	809.492
PRE-TAX RESULT	1040	-124.780	-181.391	-156.397	-219.497
RESULT AFTER TAX	1044	-108.869	-140.545	-116.621	-146.513
Results attributable to external partners	2050			7.665	2.758
RESULTS FOR THE FINANCIAL YEAR ATTRIBUTABLE TO THE PARENT COMPANY	2060			-108.956	-143.755
PAID UP CAPITAL	0500	252.009	252.009		
AVERAGE NUMBER OF EMPLOYEES	3000	1.092	1.011	1.722	1.551

B) EVOLUTION OF THE BUSINESS

(Although in summarised form due to the synthetic nature of this quarterly information, the comments included in this section should allow investors to form an adequate opinion of the activity developed by the company and the results obtained for the period covered by this quarterly information, as well as the financial and patrimonial situation and other esential details concerning the general running of the company business).

SEE ANNEXE I

C). PRESENTATION BASES AND VALUATION NORMS

(In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature to be incorporated into the annual accounts and intermediate financial reports relating to the sector that the entity belongs to shall be applied. If, exceptionally the generally accepted accounting principles and criteria required by the corresponding norm in force have not been applied, this fact shall be indicated with sufficient cause given. It shall be necessary to explain the influence that the lack of application thereof may have on the patrimony, the financial situation and the results of the company or its consolidated group. In addition, and withe a similar scope to the foregoing, mentioned should be made of and comment made upon the modifications that, as appropleate and being related to the latest audited annual accounts, may have taken place in the accounting criteria used in the drawing up of the information that is attached. If the same principles, criteria and accounting policies that were used in the last annual accounts are applied, and if they correspond to the terms of the accounting norms in force that may apply to the entity, this shall be expressly indicated).

In the preparation of the data and information of a financial-accounting nature included in the present periodical public document, the principles, evaluation guidelines and criteria established in the regulation in force for the preparation of information of a financial-accounting nature to be included in the annual accounts and interim financial statements have been applied. The accounting principles, criteria and policies applied in order to obtain the financial information corresponding to the third quarter of the financial year 2004 coincide with those applied in the audited annual accounts for the financial year 2003.

As was detailed in the consolidated annual accounts for the financial year 2003 and in the economic-financial information for the aforesaid financial year and communicated to the National Securities Exchange Commission (CNMV) on 17/02/2004, at the close of the consolidated annual accounts for the financial year 2003, SOGECABLE reclassified certain projected long-term costs under the heading of "Start-up Costs" on the consolidated balance sheet which had previously been classified under the headings of "Costs to be distributed over various financial years" and "Accruals and pre-payments" on the assets side of the consolidated balance sheet. As a result of this modification in the headings of the consolidated balance sheet in which these assets are included, and for the purpose of enabling the consolidated balance sheets at September,30 2004 and 2003 to be comparable, the Group has carried out the same reclassification on the consolidated balance sheet at September, 2003, which has been included in Annexe I.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD

(The dividends distributed since the beginning of the financial year will be mentionded).

		% on Nominal	euros per Share	Amount (million of euros)
1. Ordinary Shares	3100			
2. Preferential Shares	3110			
3. Shares without Voting Rights	3120			

Additional information about the distribution of dividends (on account, complementary, etc.)

Sogecable has not distributed any dividend

Annexe in the following page

E) SIGNIFICANT INFORMATION (*)

		YES	NO
1. Acquisition or transfer of shares of the capital of companies quoted on the stock exchange obliged to be communicated in accordance with Article 53 of the LMV (5% and multiples)	3200		X
2. Acquisition of own holdings obliged to be communicated according to the additional provision 1ª of the LSA (1%)	3210		X
3. Other significant increases and decreases of fixed assets (shareholdings greater than 10% in non-listed companies, relevant material investments or sales of shares, etc.	3220		X
4. Increases of decreases in capital stock or of the value of the shares	3230		X
5. Issues, reimbursements or cancellations of loan capital	3240		X
6. Changes in the Director on the Board of Directors.	3250	X	
7. Modifications in the Bylaws	3260	X	
8. Conversions, mergers or spin-offs	3270		X
9. Changes in the institutional regulations of the sector with significant repercussions on the financial situation of the company or Group.	3280		X
10. Court cases, litigation or disputes that may significantly affect the patrimonial situation of the company or Group.	3290		X
11. Tenders for contracts, suspension of payments, etc.	3310		X
12. Special agreements on limitations, assignments or partial or total surrender of the political or economic rights of the shares of the company..	3320		X
13. Strategic agreements with national or international groups (exchange of share blocks, etc.).	3330		X
14. Other significant information.	3340	X	

(*) Mark with an "X" the corresponding box, adding if affirmative an explanatory annexe in wihich the date of communication to the CNMV and SRVB are detailed.

F) EXPLANATORY ANNEXE OF SIGNIFICANT INFORMATION

SEE ANNEXE II



Consolidated results as of September 30th 2004

Third Quarter of 2004

November 15th 2004

COMMERCIAL EVOULTION

As of September 30th 2004, Sogecable had 2,084,000 subscribers, with the following evolution and distribution.



	30-Sep-04	30-Sep-03	30-Sep-02	Sep.04 vs Sep.03	Sep.03 vs Sep.02
SOGECABLE	**2,084,446**	**2,411,588**	**1,925,418**	**-327,142**	**486,170**
DIGITAL+	1,604,998	1,815,072	1,233,977	-210,074	581,095
CANAL+ (Analogue)	479,448	596,516	691,441	-117,068	-94,925

NOTE:

2002 data are for Canal Satélite Digital, the previous digital range from Sogecable.

2003 data include the incorporation of the subscriber base from Vía Digital.

Year-on-year subscriber evolution

■ *Analogue subscribers*

□ *Digital subscribers*

■ *SOGECABLE subscribers*


691
1,234
1,925
597
2,412
479
2,084
Sep.02
Sep.03
Sep.04



In September 2004, Sogecable resumed the net growth of its customer base and completed the transitory adaptation process to the new range for subscribers who previously subscribed to existing services prior to the launch of **DIGITAL+**.

As of September 30th 2004, the evolution of the number of subscribers and their distribution, according to the contents that they watched, is the following

	30-Sep-04	30-Sep-03	30-Sep-02	Sep.04 vs Sep.03	Sep.03 vs Sep.02
DIGITAL+	**1,604,998**	**1,815,072**	**1,233,977**	**-210,074**	**581,095**
Premium subscribers	**1,426,449**	**1,372,838**	**1,163,752**	**53,611**	**209,086**
Basic subscribers	**178,549**	**442,234**	**70,225**	**-263,685**	**372,009**

NOTE: 2002 data are only for Canal Satélite Digital.

2003 data incorporate Vía Digital subscribers, although the distribution between "Premium" and "Basic" content does not reflect a selection of these subscribers, but the allocation initially made by Sogecable with commercial criteria.

During the third quarter of 2004, one full year after the launch in July 2003 of the new **DIGITAL+** offer, Sogecable completed the process of adaptation of old Canal Satélite Digital and Vía Digital subscribers to its new commercial products.

This process has been underway since October 2003, running parallel to the renewal of the subscribers' annual subscription contracts, and has particularly affected the old Vía Digital subscribers as a consequence of the new **DIGITAL+** programming.

For this reason, throughout this entire period, there has been an increase in subscription cancellations which, together with normal requests of cancellation of subscriptions, has resulted in a net loss of approximately 210,000 subscribers in the past twelve months.

For the most part, these cancellations have affected customers whose contracts were priced lower than current ones. In particular, during the third quarter, this process was the main cause for the net loss of around 33,100 digital customers.

Throughout September 2004, more than 51,600 new customers joined the **DIGITAL+** subscriber base, increasing the net number of subscribers after the adaptation process had been completed.

During the adaptation process of old subscribers, Sogecable increased their turnover and raised the average subscription revenue of its subscribers.

In that sense, the average revenue from subscriptions of digital customers continued to grow during the third quarter of 2004, while the evolution of the average revenue linked to the acquisition of pay-per-view services reflected the start, on August 29th 2004, of the Spanish Football League.

Altogether, the average income in the third quarter of 2004 was 47.3 euros a month. Since the third quarter of 2003, the date when customers who subscribed to Vía Digital were incorporated, the growth in the average subscription revenue was 22%.

In the third quarter of 2004, the average revenue obtained from customer subscriptions reached 43.4 euros a month for this period.

The average revenue for the consumption of pay-per-view services in the third quarter was 3.9 euros per customer and month, essentially originating in September after broadcasts of Spanish League football matches began again.

3Q04 vs 3Q03 ARPU comparison (€ / month)


€ 37.7
2.2
35.5
€ 47.3
3.9
43.4
3Q03
3Q04
Subscription
PPV services

The evolution of the average monthly revenue per subscriber since the launch of **DIGITAL+** has placed this now close to the 47.5 euros on average a month, obtained from Canal Satélite Digital subscribers in the quarter preceding the launch of the new offer, so having recovered the levels of consumption for the second quarter of 2003.

Specifically, during September 2004, the average income from **DIGITAL+** subscribers was 51.0 euros a month, thanks to the continued rise in the average revenue from subscriptions – standing at 43.5 euros a month – and to the rise in the average revenue derived from sales of pay-per-view tickets, which have reached an average of 7.5 euros in the month following the resumption of the Spanish Football League.

Digital ARPU quarterly evolution (€ / month)


€ 37.7
€ 43.5
€ 50.7
€ 47.4
€ 47.3
2.2
5.5
8.6
4.4
3.9
35.5
38.0
42.1
43.0
43.4
3Q03
4Q03
1Q04
2Q04
3Q04
DIGITAL+ (Subscription)
PPV services

Reflecting the continued interest by subscribers to access additional content, we should highlight the growing evolution in the subscription of different à la carte options available – including "Playboy", "Caza y Pesca" and "Golf+" – which subscribers can voluntarily subscribe to in order to add channels and services to their main subscription choice. As of September 30th 2004, 19.5% of customers had asked to increase their content by means of these options.

As of September 30th 2004, 57% of all subscribers enjoyed the existing **"DIGITAL+"** content, four of the highest range of services; 31% received one of the options from the ***"CANAL+"*** range, and 12% have initially opted for offers from the **"Basic"** range.

Digital subscriber breakdown as of September 30th 2004


DIGITAL+ TOTAL
DIGITAL+ DEPORTE
DIGITAL+ CINE
DIGITAL+ FAMILIAR
57%
31%
12%
CANAL+ TOTAL
CANAL+ DEPORTE
CANAL+ CINE
CANAL+ FAMILIAR
BASICO
BASICO CINE

The current choice of the **DIGITAL+** offer is the following:

Package	Monthly price
DIGITAL+ TOTAL	49,80 €
DIGITAL+ CINE	44,50 €
DIGITAL+ DEPORTES	44,50 €
DIGITAL+ [illegible]	37,50 €
CANAL+ TOTAL	37,50 €
CANAL+ CINE	35,50 €
CANAL+ DEPORTE	35,50 €
CANAL+ FAMILIAR	21,98 €
[illegible] CINE	31,22 €
[illegible]	22,00 €



Available at all services

Available at all services

NOTE: Public retail prices. They include 16% VAT. Decoder rental service at additional 7.99 euros a month (VAT included) for all subscribers.

CANAL+

Since the launch of **DIGITAL+**, on July 21st 2003, ***CANAL+*** has grown in importance for pay television in Spain, as the main driving force behind its growth, thanks to the continuous selection of top quality content in the Spanish market.

DIGITAL+ subscribers mainly choose subscription choices including ***CANAL+*** content, whose nine digital channels are broadcast exclusively via the Sogecable digital service.

Acceptance of this content by new **DIGITAL+** subscribers has provided ***CANAL+***, as of September 30th 2004, with 1,905,000 customers, 479,000 subscribing to its analogue service and 1,426,000 to its digital version.

CANAL+	30-Sep-04	30-Sep-03	30-Sep-02	Sep.04 vs Sep.03	Sep.03 vs Sep.02
TOTAL CANAL+	**1,905,897**	**1,969,354**	**1,855,193**	**-63,457**	**114,161**
Canal+ Digital	1,426,449	1,372,838	1,163,752	53,611	209,086
Canal+ Analogue	479,448	596,516	691,441	-117,068	-94,925

NOTE: Canal+ Digital 2002 data are for Canal Satélite Digital only.

2003 data include Vía Digital subscribers who received its programmes, although they did not reflect a selection made by these subscribers but the allocation initially made by Sogecable with commercial criteria.


Sogecable

Consolidated financial results

As of September 30th 2004

THIRD QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2004 & 2003 (July-September)

	2004 Euro MM	2003 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**303.9**	**290.2**	**13.7**	**4.7%**
Net Turnover	303.3	289.6	13.7	4.7%
Subscribers	*249.0*	*235.9*	*13.1*	*5.6%*
Advertising	*9.8*	*7.7*	*2.2*	*28.0%*
Other	*44.5*	*46.0*	*-1.5*	*-3.2%*
Other operating revenues	0.6	0.6	-0.1	-8.1%
OPERATING EXPENSES	**222.9**	**245.4**	**-22.5**	**-9.2%**
Purchases	136.5	133.6	3.0	2.2%
Personnel expenses	27.1	28.6	-1.5	-5.2%
Other operating expenses	59.3	83.3	-24.0	-28.8%
EBITDA	**81.0**	**44.9**	**36.2**	**80.6%**
Depreciation and amortisation	63.7	57.7	6.0	10.4%
OPERATING INCOME/LOSS (EBIT)	**17.3**	**-12.9**	**30.2**	**n.a.**
Financial results	-29.2	-12.5	-16.7	133.6%
Share in results of companies carried by the equity method	-3.0	-4.2	1.3	-30.0%
Amortisation of goodwill	0.0	-0.4	0.4	-92.1%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-14.9**	**-30.0**	**15.1**	**-50.3%**
Extraordinary results	-2.5	-57.6	55.1	-95.7%
Restructuring expenses	-18.0	-126.9	108.9	-85.8%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-35.4**	**-214.5**	**179.1**	**-83.5%**
Corporate income tax	-8.7	-72.1	63.3	-87.9%
CONSOLIDATED INCOME/LOSS	**-26.7**	**-142.4**	**115.7**	**-81.3%**
Income/Loss attributed to minority interests	0.3	-5.9	6.3	-105.9%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-27.0**	**-136.5**	**109.5**	**-80.2%**

(Million euros)

CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th SEPTEMBER 2004 & 2003 (January-September)

	2004 Euro MM	2003 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**1,025.3**	**813.5**	**211.7**	**26.0%**
Net Turnover	1,023.4	809.5	214.0	26.4%
Subscribers	*795.3*	*628.8*	*166.5*	*26.5%*
Advertising	*40.3*	*30.0*	*10.3*	*34.3%*
Other	*187.8*	*150.7*	*37.1*	*24.6%*
Other operating revenues	1.8	4.0	-2.2	-55.3%
OPERATING EXPENSES	**804.8**	**700.4**	**104.4**	**14.9%**
Purchases	521.4	414.8	106.6	25.7%
Personnel expenses	85.9	76.6	9.3	12.1%
Other operating expenses	197.5	208.9	-11.4	-5.5%
EBITDA	**220.4**	**113.2**	**107.3**	**94.8%**
Depreciation and amortisation	215.9	125.8	90.1	71.6%
OPERATING INCOME/LOSS (EBIT)	**4.6**	**-12.6**	**17.2**	**-136.4%**
Financial results	-83.1	-30.6	-52.5	171.8%
Share in results of companies carried by the equity method	-9.1	-22.4	13.3	-59.4%
Amortisation of goodwill	-0.1	-1.2	1.1	-92.1%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-87.6**	**-66.7**	**-20.9**	**31.4%**
Extraordinary results	-18.3	-25.9	7.6	-29.3%
Restructuring expenses	-50.5	-126.9	76.4	-60.2%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-156.4**	**-219.5**	**63.1**	**-28.7%**
Corporate income tax	-39.8	-73.0	33.2	-45.5%
CONSOLIDATED INCOME/LOSS	**-116.6**	**-146.5**	**29.9**	**-20.4%**
Income/Loss attributed to minority interests	-7.7	-2.8	-4.9	177.9%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-109.0**	**-143.8**	**34.8**	**-24.2%**

(Million euros)

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	September 30th 2004	September 30th 2003
Start-up expenses	151.9	198.7
Intangible assets	318.1	487.6
Tangible fixed assets	248.2	322.8
Long-term financial investments	1,275.2	1,165.9
Shares of the controlling company	0.0	0.6
FIXED AND OTHER NONCURRENT ASSETS	**1,993.7**	**2,175.6**
GOODWILL IN CONSOLIDATION	**0.4**	**0.7**
DEFERRED CHARGES	**49.7**	**47.2**
Inventories	154.5	225.5
Accounts receivable	443.5	419.9
Cash and short-term financial investments	6.9	17.9
Accrual accounts	24.9	304.1
CURRENT ASSETS	**629.8**	**967.5**
TOTAL ASSETS	**2,673.3**	**3,191.0**

SHAREHOLDERS' EQUITY AND LIABILITIES	September 30th 2004	September 30th 2003
Capital stock	252.0	252.0
Additional paid-in capital and other reserves	172.9	492.8
Reserves at consolidated companies	-5.9	3.1
Income / Loss for the year	-109.0	-143.8
SHAREHOLDERS' EQUITY	**310.1**	**604.1**
MINORITY INTERESTS	**27.2**	**28.1**
Shareholders loan	170.4	150.0
Subordinated debt	194.8	175.0
DEFERRED REVENUES	**34.1**	**1.5**
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**24.2**	**20.8**
Long-term payables to financial entities	1,127.0	1,034.5
Other long-term accounts payable	46.5	114.9
LONG-TERM DEBT	**1,173.4**	**1,149.4**
Short-term payables to financial entities	86.6	11.1
Trade accounts payable	549.3	985.9
Other non-trade debts	79.1	53.5
Accrual accounts	24.0	11.6
CURRENT LIABILITIES	**739.0**	**1,062.2**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,673.3**	**3,191.0**

(Million euros)

SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW	July - September 2004
Net income (loss)	**(27.0)**
Adjustments to income (loss)-	
Depreciation and amortisation	63.7
Amortisation of goodwill	0.0
Deferred charges and deferred revenues transferred to income statements	(0.1)
Share in results of companies carried by the equity method	3.0
Changes in provisions and other extraordinary results	3.1
Income (loss) attributed to minority interests	0.3
Corporate income tax	(8.7)
Funds obtained	**34.3**
Changes in operating assets and liabilities (excluding financial items)	**(30.8)**
Cash provided by operations	**3.5**
Investments	(20.6)
Sales and retirements of fixed assets	5.2
Cash from (used in) investing activities	**(15.4)**
Capital increases	0.0
Increase (decrease) in long-term debt (excluding financial debts)	9.6
Cash from (used in) financing activities (excluding bank facilities)	**9.6**
Increase (decrease) of long-term bank facilities	(1.4)
Increase (decrease) of short-term bank facilities	6.8
Changes in cash and short-term financial investments	(3.0)
Cash from (used in) bank facilities	**2.3**
Funds obtained from (used in) financing activities	**11.9**

(Million euros)

SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW	January - September 2004
Net income (loss)	**(109.0)**
Adjustments to income (loss)-	
Depreciation and amortisation	215.9
Amortisation of goodwill	0.1
Deferred charges and deferred revenues transferred to income statements	(0.7)
Share in results of companies carried by the equity method	9.1
Changes in provisions and other extraordinary results	13.6
Income (loss) attributed to minority interests	(7.7)
Corporate income tax	(39.8)
Funds obtained	**81.5**
Changes in operating assets and liabilities (excluding financial items)	**(131.0)**
Cash provided by operations	**(49.5)**
Investments	(61.9)
Sales and retirements of fixed assets	20.2
Cash from (used in) investing activities	**(41.7)**
Capital increases	0.0
Increase (decrease) in long-term debt (excluding financial debts)	16.9
Cash from (used in) financing activities (excluding bank facilities)	**16.9**
Increase (decrease) of long-term bank facilities	16.4
Increase (decrease) of short-term bank facilities	58.8
Changes in cash and short-term financial investments	(0.8)
Cash from (used in) bank facilities	**74.4**
Funds obtained from (used in) financing activities	**91.3**

(Million euros)

FINANCIAL EVOLUTION

As of September 30th 2004, up 26.4% compared to the 809.5 million euros recorded in the first nine months of 2003, Sogecable's Net Turnover stood at a total amount of 1,023.4 million euros.

Nine-month Net Turnover comparison

Million euros


+26.4%
+12.1%
1,023.4
809.5
721.8
3Q 2002
3Q 2003
3Q 2004

In the third quarter of 2004, the Net Turnover stood at 303.3 million euros, an increase of 13.7 million euros in three months, compared to the 289.6 million euros in turnover obtained during the same period in the previous year.

In the nine first months of 2004, Sogecable increased its billing by more than 26%, in comparison to the accumulated figures as of September 30th 2003. This accumulated increase of 214.0 million euros affected the main three activities included in the Net Turnover.

Since the third quarter of 2003, Sogecable has consolidated the revenues and costs of Audiovisual Sport and Vía Digital using the global integration method.

3Q04 / 3Q03 accummulated Net Turnover breakdown


Million euros
+24.6%
150.7
187.8
+34.3%
30.0
40.3
+26.5%
628.8
795.3
Other revenues
Advertising
Subscribers
3Q 2003
3Q 2004

Subscription revenues

Revenues from subscribers is the Group's main line of activity and accounted for 77.7% of Sogecable's Net Turnover in the first nine months of 2004.

Revenues from subscribers stood at 795.3 million euros during the first nine months of 2004, compared to 628.8 million euros for the same period in 2003, which represents an increase of 26.5% in comparison to the same period for the previous year.

Despite the drop in the number of subscribers compared to the same period of the previous year, Sogecable increased its revenues from subscribers during the third quarter of 2004 by 13.1 million euros, rising to 249.0 million euros in these three months of 2004, compared to 235.9 million euros obtained in the third quarter of 2003.

Advertising revenues

As of September 30th 2004, revenues from advertising stood at 40.3 million euros, undergoing a rise of 34.3% compared to 30.0 million euros obtained during the same period in 2003.

During the third quarter of 2004, the rise was 28.0%, achieving revenues from advertising in the period of 9.8 million euros, compared to 7.7 million euros obtained in the same three months in 2003.

With regard to the Net Turnover, revenues from advertising represents, as of September 30th 2004, 3.9% of the total revenues.

Other revenues

In the first nine months of 2004, Sogecable's "Other revenues" stood at 187.8 million euros, with an increase of 24.6% compared to the 150.7 million euros obtained during the same period in 2003.

The most significant variations with regard to revenues recorded in the same period of the previous year are the increase related to the incorporation of Audiovisual Sport's third party revenues and the decline in revenues related to cinema production and distribution activities.

As a result of the full consolidation of Audiovisual Sport into the Sogecable Group, since the third quarter of 2003, sales to other operators of the audiovisual rights of the Spanish Football League as of September 30th 2004 mean accumulated revenues of 108.3 million euros, compared to 13.3 million euros accumulated in the previous year.

Besides this, the different cinema production and distribution activities accumulated revenues of 18.7 million euros during the first nine months of 2004. They had generated revenues of 54.6 million euros accumulated as of September 30th 2003 thanks, mainly, to the revenues generated by "La Gran Aventura de Mortadelo y Filemón", achieved from the first quarter of last year.

On September 3rd 2004, Sogecable successfully released the film "Mar Adentro", the latest blockbuster by Alejandro Amenábar. As of November 14th 2004, box office takings in Spain for this première reached 18.6 million euros, with their contribution to Sogecable revenues in this heading being, fundamentally, reflected in the fourth quarter of 2004.

Operating expenses

Operating expenses incurred in the third quarter of 2004 stood at 222.9 million euros, compared to costs of 245.4 million euros in the same period for the previous year, which represents a drop of 22.5 million euros.

The accumulated difference as of September 30th 2004 in operating expenses compared to the previous year reflected a total accumulated increase of 14.9%, mainly due to the full consolidation in Sogecable's consolidated financial statements of the audiovisual rights supplied by Audiovisual Sport.

The most significant variations in the main headings of Sogecable's Operating Expenses were the following:

Purchases

In the third quarter of 2004, purchases rose by 3.0 million euros compared to the same period of 2003, going from 133.6 million euros during the third quarter of 2003 to 136.5 million euros in the third quarter of 2004.

Accumulated purchases in the first nine months of the year amounted to 521.4 million euros, compared to 414.8 million euros at the end of the same month in 2003.

As of September 30th 2004, the main year-on-year increase was derived from the integration of Audiovisual Sport into the Sogecable Group and corresponded to the audiovisual rights for the Spanish football league and cup, with the costs incurred for broadcasting the rest of the content remaining stable.

Specifically, in the first nine months of 2004, Sogecable recorded a total cost for this item of 201.1 million euros, compared to 111.7 million euros recorded during the same period in 2003, which represents a variation of 89.3 million euros.

The positive effects derived from the content restructuring process carried out over the last twelve months have translated into a significant reduction of unit costs per subscriber, compared with those incurred in the last year where purchases recorded during the first six months of 2003 still did not include the consumption of Vía Digital programming rights.

The evolution of programming costs has enabled accumulated programming costs to represent 50.9% of the accumulated turnover as of September 30th 2004, to which the usual seasonality in the third quarter of the year contributed, which was 44.9%.

Personnel Expenses

Personnel Expenses stood at 27.1 million euros in the third quarter of 2004, compared to the 28.6 million euros for the same period in 2003.

As of September 30th 2004, accumulated Personnel Expenses stood at 85.9 million euros, compared to the 76.6 million euros for the same date the year before.

The average number of employees in the first nine months of 2004 was 1,722, compared to an average of 1,551 employees during the same period in 2003, a figure which incorporates Audiovisual Sport and Vía Digital employees, but only from the third quarter of 2003.

Other Operating Expenses

In the third quarter of 2004, the Other Operating Expenses stood at 59.3 million euros, a drop of 28.8%, or 24.0 million euros, compared to the costs incurred in the same period of the previous year.

The most significant difference is for the reduction of costs linked to the commercial activities, as in the same period of 2003 Sogecable launched **DIGITAL+,** which brought with it an increase in operations for this item.

Consequently, as of September 30th 2004, the accumulated Other Operating Expenses showed a reduction of 11.4 million euros, down 5.5%, amounting to 197.5 million euros in comparison to 208.9 million euros incurred in the first nine months of the previous year.

With regard to the remaining costs, no significant variations were recorded in the most important lines of subscriber management, broadcasting, subscriber acquisition and general operating costs, despite the incorporation of a substantial number of new subscribers.

Operating results

In the third quarter of 2004, EBITDA reached 81.0 million euros, a rise of 36.2 million euros compared to 44.9 million euros obtained during the same period in 2003, which represents a year-on-year increase of 80.6%.

As of September 30th 2004, EBITDA stood at 220.4 million euros, compared to 113.2 million euros at the end of the same period in 2003, which means an increase of 107.3 million euros, 94.8% more than the EBITDA reached as of September 30th 2003.

This accumulated increase in EBITDA as of September 30th 2004 was achieved through year-on-year growth of 104.4 million euros in operating costs, which were offset by a rise of 211.7 million euros in operating revenues in the same period, which grew by 26% compared with the amounts recorded until the same date in 2003.

Third Quarter EBITDA evolution


Million euros
41.0
44.9
81.0
3Q 2002
3Q 2003
3Q 2004

After the first quarter of 2004, Sogecable has now surpassed the EBITDA achieved in the twelve months of the preceding year by 29.1%, when, as of December 31st 2003, EBITDA stood at 170.8 million euros.

Accummulated Third Quarter EBITDA comparison

Million euros



170.8
141.0
220.4
+94.8%
113.2
88.8
+27.4%
2002
2003
2004
January - September
October - December

It should also be pointed out that since the third quarter of 2003, Sogecable has consolidated Audiovisual Sport and Vía Digital's revenues and costs using the global integration method. As of June 30th 2003, before their transactions were incorporated into Sogecable's accounts, these companies had accumulated negative EBITDA of 98.0 million euros.

As of September 30th 2004, accumulated depreciation and amortisation charges stood at 215.9 million euros, compared to 125.8 million euros recorded during the first nine months of 2003.

The main increases are due to the full consolidation of the depreciation and amortisation costs of Vía Digital and Audiovisual Sport, incorporated into the Sogecable Group during the third quarter of 2003.

Basically, Audiovisual Sport's depreciation and amortization are linked to payments made when it started its activity to acquire the audiovisual rights, the allocation to results of which will be completed in June 2006. As of September 30th 2004, the accumulated amount of the depreciation and amortisation charges recorded by Audiovisual Sport in the first nine months of the year stood at 37.2 million euros. In the third quarter of 2003, Audiovisual Sport incorporated depreciation and amortization costs of 5.9 million euros into Sogecable's account.

As of September 30th 2004, the accumulated depreciation and amortization costs recorded by Vía Digital during the first nine months of the year rose to 70.0 million euros. In the third quarter of 2003, Vía Digital incorporated depreciation and amortization amounts of 23.4 million euros into the Sogecable results account for the period.

Besides this, linked to the completion of the process of adapting subscribers to the new range, subscribers' cancellations have meant an additional amortization of 25.9 million euros in the first nine months of 2004.

As a consequence of all the above, in the third quarter of 2004, Sogecable achieved a positive EBIT of 17.3 million euros, compared to losses of 12.9 million euros recorded during the same period in 2003.

As of September 30th 2004, Sogecable accumulated a positive EBIT of 4.6 million euros, compared to losses of 12.6 million euros recorded during the same period in 2003.

As of June 30th 2003, before being incorporated into the Sogecable results accounts by the global integration method, Audiovisual Sport and Vía Digital accumulated a negative EBIT of 178.5 million euros.

Participation in associated companies' results

Participation in the Results of Companies Carried by the Equity Method represents accumulated losses in the first nine months of 2004 of 9.1 million euros, 59.4% down on the losses of 22.4 million euros for the same item recorded as of September 30th 2003.

The main variation regarding the comparable period is for the participation in Audiovisual Sport's results, which, since June 30th 2003, have been consolidated using the global integration method. Previously, its results were included in the 'Share in results of companies carried by the equity method' line.

Extraordinary Results

Apart from the restructuring costs, during the first nine months of 2004, Sogecable has recorded extraordinary net losses of 18.3 million euros.

The main item included in this heading is for the provision which, for 11.1 million euros, reflects the accounting write-off of decoders linked, basically, to the failure to return these devices by certain subscribers after cancelling their subscription.

As of September 30th 2003, Sogecable's extraordinary results stood at –25.9 million euros. During the third quarter of 2003, Sogecable had recorded extraordinary results of –57.6 million euros in this heading.

The accumulated extraordinary results as of September 30th 2003 included the profits derived from the sale of its shares in Canal Estilo, S.L. and Canal+ Technologies, and the 26.4 million euros compensation awarded by the Supreme Court's ruling, as well as a loss of 10.5 million euros derived from not exercising its options for the future exploitation of certain Real Madrid, C.F. rights.

The negative extraordinary results of the third quarter of 2003 were, essentially, linked to the exercising of the repurchase option of 45% of the Sogepaq capital and the cancellation of the Vía Digital syndicated loan.

Restructuring Costs

During this quarter, continuing the restructuring process started after the integration of Vía Digital, Sogecable recorded restructuring costs of 18.0 million euros to reorder and resize its activities. In 2004, 50.5 million euros have been booked for this purpose.

The amounts of restructuring costs in 2004 have been devoted to the cancellation of thematic channel service providers and programming commitments.

In the third quarter of 2003, Sogecable had started the restructuring process after taking shares in the Audiovisual Sport and Vía Digital share capital, recording costs in this heading of 126.9 million euros for this period.

Results

In the third quarter of 2004, Sogecable obtained a Result Attributed to the Dominant Company of 27.0 million euros in losses, compared to losses of 136.5 million euros in the same quarter the previous year.

The Result Attributed to the Dominant Company as of September 30th 2004 recorded a loss of 109.0 million euros, compared with accumulated losses of 143.8 million euros in the first nine months of 2003.

Financing

As of September 30th 2004, the net bank debt withdrawn by Sogecable stood at 1,206.7 million euros.

Net bank debt evolution


1,027.6
1,132.3
1,209.7
1,204.4
1,206.7
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04

Sogecable currently has bank financing available for approximately 1,400 million euros, of which 1,350 million euros are for the syndicated loan signed in August 2003.